UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 30, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. April 30, 2019 ASE Technology Holding First Quarter 2019 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20 - F filed on April 26, 2019.

3 Consolidated Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 30.77 30.79 29.33 (NT$ Million) Q1 / 2019 % Q4 / 2018 % Q1 / 2018 % QoQ YoY Net Revenues: Packaging 43,857 49.3% 51,149 44.9% 29,368 45.2% -14% 49% Testing 8,951 10.1% 10,919 9.6% 5,679 8.7% -18% 58% EMS 34,947 39.3% 50,736 44.4% 28,686 44.2% -31% 22% Others 1,106 1.3% 1,224 1.1% 1,233 1.9% -10% -10% Total Net Revenues 88,861 100.0% 114,028 100.0% 64,966 100.0% -22% 37% Gross Profit 11,385 12.8% 18,684 16.4% 10,388 16.0% -39% 10% Operating Income (Loss) 2,293 2.6% 8,573 7.5% 4,316 6.6% -73% -47% Pretax Income (Loss) 2,635 3.0% 7,235 6.3% 3,776 5.8% -64% -30% Income Tax Benefit (Expense) (405) -0.5% (1,342) -1.2% (1,420) -2.2% Noncontrolling Interest (187) -0.2% (447) -0.4% (260) -0.4% Net Income Attributable to Shareholders of the Parent 2,043 2.3% 5,446 4.8% 2,096 3.2% -62% -3% Basic EPS 0.48 1.28 0.49 -63% -2% Diluted EPS 0.46 1.24 0.48 -63% -4% EBITDA 16,523 18.6% 21,082 18.5% 11,893 18.3% -22% 39% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

4 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 30.77 30.79 29.33 (NT$ Million) Q1 / 2019 % Q4 / 2018 % Q1 / 2018 % QoQ YoY Net Revenues: Packaging 44,488 81.8% 52,068 81.2% 30,313 81.8% -15% 47% Testing 8,951 16.5% 10,920 17.0% 5,679 15.3% -18% 58% Direct Material 900 1.7% 1,093 1.7% 1,050 2.8% -18% -14% Others 32 0.0% 39 0.1% 30 0.1% -18% 7% Total Net Revenues 54,371 100.0% 64,120 100.0% 37,072 100.0% -15% 47% Gross Profit 8,438 15.5% 13,962 21.8% 7,701 20.8% -40% 10% Operating Income (Loss) 1,554 2.9% 6,307 9.8% 3,418 9.2% -75% -55% EBITDA 14,620 26.9% 18,271 28.5% 10,393 28.0% -20% 41% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

Consolidated Statements of Comprehensive Income

Quarterly Comparison, Pro-forma Consolidated[2]

(unaudited)

	Pro Forma Basis[2]							
FX (NTD/USD)	*30.77*		*30.79*		*29.33*			
(NT$ Million)	Q1 / 2019	%	Q4 / 2018	%	Q1 / 2018	%	QoQ	YoY
Net Revenues:								
ATM	53,653	60.4%	63,025	55.3%	54,969	65.5%	-15%	-2%
EMS	34,947	39.3%	50,736	44.5%	28,686	34.2%	-31%	22%
Others	261	0.3%	267	0.2%	224	0.3%	-2%	17%
Total Net Revenues	88,861	100.0%	114,028	100.0%	83,879	100.0%	-22%	6%
Gross Profit	11,385	12.8%	18,684	16.4%	12,178	14.5%	-39%	-7%
Operating Income (Loss)	2,293	2.6%	8,573	7.5%	4,054	4.8%	-73%	-43%
Net Income Attributable to Shareholders of the Parent	2,043	2.3%	5,446	4.8%	736	0.9%	-62%	178%
Basic EPS	0.48		1.28		0.17		-63%	182%
Additional Commentary From Management:								
PPA expenses, total[3]	1,458	1.6%	1,458	1.3%	1,458	1.7%	0%	0%
Gross Profit excl. PPA expenses[4]	12,590	14.2%	19,889	17.4%	13,383	16.0%	-37%	-6%
Operating Profit excl. PPA expenses[4]	3,751	4.2%	10,031	8.8%	5,512	6.6%	-63%	-32%
Net Profit excl. PPA expenses[4]	3,501	3.9%	6,904	6.1%	2,194	2.6%	-49%	60%
Basic EPS excl. PPA expenses[4]	0.82		1.63		0.52		-50%	58%

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

[3]: PPA expenses have no tax impact under R.O.C. tax code.

[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP
© ASE Group. All rights reserved.
5

ATM Statements of Comprehensive Income

Quarterly Comparison, Pro-forma Consolidated[2]

(unaudited)

	Pro Forma Basis[2]							
FX (NTD/USD)	*30.77*		*30.79*		*29.33*			
(NT$ Million)	Q1 / 2019	%	Q4 / 2018	%	Q1 / 2018	%	QoQ	YoY
ATM Net Revenues	54,371	100.0%	64,120	100.0%	55,985	100.0%	-15%	-3%
Gross Profit	8,438	15.5%	13,962	21.8%	9,491	17.0%	-40%	-11%
Operating Income (Loss)	1,554	2.9%	6,307	9.8%	3,157	5.6%	-75%	-51%

Additional Commentary From Management:

Gross Profit excl. PPA expenses[4]	9,643	17.7%	15,167	23.7%	10,696	19.1%	-36%	-10%
Operating Profit excl. PPA expenses[4]	3,012	5.5%	7,765	12.1%	4,615	8.2%	-61%	-35%

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.
[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP
© ASE Group. All rights reserved.
6

7 ATM Operations Pro - forma Consolidated 2 ( unaudited ) Pro Forma Basis 2 9,491 11,870 14,268 13,962 8,438 55,985 61,790 66,324 64,120 54,371 17.0% 19.2% 21.5% 21.8% 15.5% 0% 10% 20% 30% 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 NT$ Million Gross Profit Gross Margin 4 4 Revenue 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL. 4 : PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

8 ATM Revenue by Application (unaudited) 53% 49% 51% 52% 53% 14% 15% 14% 14% 13% 33% 36% 35% 34% 34% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Communication Computer Automotive, Consumer & Others Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

9 30% 31% 31% 33% 34% 46% 45% 43% 39% 40% 7% 7% 8% 9% 8% 15% 15% 16% 17% 16% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type ( unaudited) Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

10 EMS Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 30.77 30.79 29.33 (NT$ Million) Q1 / 2019 % Q4 / 2018 % Q1 / 2018 % QoQ YoY EMS Net Revenues 34,959 100.0% 50,745 100.0% 28,691 100.0% -31% 22% Gross Profit 2,930 8.4% 4,610 9.1% 2,700 9.4% -36% 9% Operating Income (Loss) 738 2.1% 2,180 4.3% 942 3.3% -66% -22% EBITDA 1,909 5.5% 2,742 5.4% 1,532 5.3% -30% 25%

11 EMS Operations EMS Revenue By Application (unaudited ) 42% 38% 34% 32% 29% 17% 19% 14% 10% 13% 24% 25% 36% 44% 38% 9% 11% 10% 10% 14% 7% 6% 5% 4% 5% 1% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Others Automotive Industrial Consumer Computer & Storage Communication

12 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Mar. 31, 2019 Dec. 31, 2018 Cash and cash equivalent 59,317 51,518 Financial assets - current 11,099 13,802 Financial assets - non current & investments - equity method 13,285 12,555 Property, plant & equipment 212,639 214,593 Total assets 525,322 533,371 Short-term borrowings & short-term bills payable 49,207 43,264 Current portion of bonds payable 0 0 Current portion of long-term borrowings 17,197 10,779 Bonds payable 16,987 16,986 Long-term borrowings 112,038 127,119 Total interest bearing debts 201,392 198,397 Total liabilities 299,425 312,701 Total equity (Including non-controlling interest) 225,897 220,670 Quarterly EBITDA 16,523 21,082 Current ratio 1.23 1.29 Net debt to equity 0.58 0.60

13 Equipment Capital Expenditure vs. EBITDA (unaudited) 327 383 290 248 239 558 647 705 685 537 0 200 400 600 800 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 US$ Million Capex EBITDA Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

14 Second Quarter 2019 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the second quarter of 2019 to be as follows: • On a pro - forma basis and in NTD terms, ATM 2Q19 business should be similar to the quarterly average of the first half of 2018; • On a pro - forma basis, ATM business 2Q19 gross margin should be similar to the first half of 2018; • In USD terms, EMS 2Q19 business should be similar to 2Q18 levels; • In USD terms, EMS 2Q19 operating profit should be similar to 2Q18 levels .

15 www.aseglobal.com Thank You

Appendix:
Consolidated Statements of Comprehensive Income

Additional Commentary From Management

(unaudited)

FX (NTD/USD)	*29.33*	*29.57*	*30.61*	*30.79*	*30.07*	*30.77*
(NT$ Million)	Q1 / 2018	Q2 / 2018	Q3/2018	Q4/2018	FY/2018	Q1/2019
Legal Entity[1]						
Net Income Attributable to Shareholders of the Parent[1]	2,096	11,463	6,257	5,446	25,262	2,043
Basic EPS (NT$)[1]	0.49	2.70	1.47	1.28	5.95	0.48
PPA expenses, total[3]	362	1,093	1,458	1,458	4,371	1,458
Net Profit excl. PPA expenses[4]	2,458	12,556	7,715	6,904	29,633	3,501
Basic EPS (NT$) excl. PPA expenses[4]	0.58	2.96	1.81	1.63	6.98	0.82
ProForma[2]						
Net Income Attributable to Shareholders of the Parent[2]	736	3,492	6,257	5,446	15,931	2,043
Basic EPS (NT$)[2]	0.17	0.82	1.47	1.28	3.75	0.48
PPA expenses, total[3]	1,458	1,458	1,458	1,458	5,832	1,458
Net Profit excl. PPA expenses[4]	2,194	4,950	7,715	6,904	21,763	3,501
Basic EPS (NT$) excl. PPA expenses[4]	0.52	1.17	1.81	1.63	5.13	0.82

[1]: Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.
[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.
[3]: PPA expenses have no tax impact under R.O.C. tax code.
[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP
© ASE Group. All rights reserved.
16